UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 19, 2021	By	/s/ Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 17, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Audited Financial Results of the Bank for the quarter & year ended March 31, 2021.

Exhibit I

April 17, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Audited Financial Results of the Bank for the quarter & year ended March 31, 2021

We submit herewith the Audited Financial Results for the last quarter and year ended March 31, 2021 along with the consolidated accounts for the year ended March 31, 2021, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Statutory Auditors of the Bank, M/s MSKA & Associates, Chartered Accountants, have issued the Audit Report on the Standalone and Consolidated financial results for the quarter and year ended March 31, 2021 with unmodified opinion.

This is for your information and records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited

1	Interest Earned (a)+(b)+(c)+(d)	3042359	3007970	2988506	12085823	11481265
	a) Interest / discount on advances / bills	2381163	2358069	2404458	9483454	9178788
	b) Income on investments	616633	583191	509070	2321427	2063332
	c) Interest on balances with Reserve Bank of India and other inter bank funds	31487	55834	62902	234125	182893
	d) Others	13076	10876	12076	46817	56252
2	Other Income	759391	744322	603257	2520489	2326082
3	Total Income (1)+(2)	3801750	3752292	3591763	14606312	13807347
4	Interest Expended	1330344	1376209	1468100	5597866	5862640
5	Operating Expenses (i)+(ii)	918129	857481	827781	3272262	3069752
	i) Employees cost	267885	263012	249826	1036479	952567
	ii) Other operating expenses	650244	594469	577955	2235783	2117185
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2248473	2233690	2295881	8870128	8932392
7	Operating Profit before Provisions and Contingencies (3)-(6)	1553277	1518602	1295882	5736184	4874955
8	Provisions (other than tax) and Contingencies	469370	341413	378449	1570285	1214239
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1083907	1177189	917433	4165899	3660716
11	Tax Expense	265256	301360	224664	1054246	1034984
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	818651	875829	692769	3111653	2625732
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	818651	875829	692769	3111653	2625732
15	Paid up equity share capital (Face Value of ₹1/- each)	55128	55077	54833	55128	54833
16	Reserves excluding revaluation reserves				20316953	17043769
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.8%	18.9%	18.5%	18.8%	18.5%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.9	15.9	12.6	56.6	48.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	14.7	15.8	12.6	56.3	47.7
	(iv) NPA Ratios
	(a) Gross NPAs	1508600	882556	1264997	1508600	1264997
	(b) Net NPAs	455482	101599	354236	455482	354236
	(c) % of Gross NPAs to Gross Advances	1.32%	0.81%	1.26%	1.32%	1.26%
	(d) % of Net NPAs to Net Advances	0.40%	0.09%	0.36%	0.40%	0.36%
	(v) Return on assets (average) - not annualized	0.50%	0.55%	0.49%	1.97%	2.01%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

(₹ in lac)

Particulars		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited

1	Segment Revenue
a)	Treasury	803574	820190	690738	3233767	2655844
b)	Retail Banking	2761274	2781220	2821059	11021021	10799994
c)	Wholesale Banking	1472812	1432996	1527601	5715430	6113445
d)	Other Banking Operations	554367	553301	504799	1993753	1903341
e)	Unallocated	3082	—	153	3082	219
	Total	5595109	5587707	5544350	21967053	21472843
	Less: Inter Segment Revenue	1793359	1835415	1952587	7360741	7665496

	Income from Operations	3801750	3752292	3591763	14606312	13807347

2	Segment Results
a)	Treasury	243236	216936	108230	903050	346277
b)	Retail Banking	419239	150718	266747	1057480	1294246
c)	Wholesale Banking	446455	587538	381348	1743754	1412109
d)	Other Banking Operations	11539	264281	202533	620714	778463
e)	Unallocated	(36562)	(42284)	(41425)	(159099)	(170379)

	Total Profit Before Tax	1083907	1177189	917433	4165899	3660716

3	Segment Assets
a)	Treasury	51964174	48454139	45724091	51964174	45724091
b)	Retail Banking	52199722	49769712	48427074	52199722	48427074
c)	Wholesale Banking	62873157	59703781	52056701	62873157	52056701
d)	Other Banking Operations	6711608	6652394	6050057	6711608	6050057
e)	Unallocated	938391	842758	793204	938391	793204

	Total	174687052	165422784	153051127	174687052	153051127

4	Segment Liabilities
a)	Treasury	7627660	7682004	10201209	7627660	10201209
b)	Retail Banking	109621782	105202071	90725810	109621782	90725810
c)	Wholesale Banking	33811531	30117038	31762887	33811531	31762887
d)	Other Banking Operations	585765	568514	503243	585765	503243
e)	Unallocated	2668233	2338725	2759376	2668233	2759376

	Total	154314971	145908352	135952525	154314971	135952525

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	44336514	40772135	35522882	44336514	35522882
b)	Retail Banking	(57422060)	(55432359)	(42298736)	(57422060)	(42298736)
c)	Wholesale Banking	29061626	29586743	20293814	29061626	20293814
d)	Other Banking Operations	6125843	6083880	5546814	6125843	5546814
e)	Unallocated	(1729842)	(1495967)	(1966172)	(1729842)	(1966172)

	Total	20372081	19514432	17098602	20372081	17098602

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at March 31, 2021 is given below:

	(₹ in lac)
Particulars	As at 31.03.2021	As at 31.03.2020
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55128	54833
Reserves and Surplus	20316953	17043769
Deposits	133506022	114750231
Borrowings	13548733	14462854
Other Liabilities and Provisions	7260216	6739440

Total	174687052	153051127

ASSETS
Cash and Balances with Reserve Bank of India	9734073	7220512
Balances with Banks and Money at Call and Short notice	2212966	1441360
Investments	44372829	39182666
Advances	113283663	99370288
Fixed Assets	490932	443191
Other Assets	4592589	5393110

Total	174687052	153051127

2	Statement of Cash flow as at March 31, 2021 is given below:

	(₹ in lac)
Particulars	Year ended
	31.03.2021	31.03.2020
	Audited	Audited
Cash flows from / (used in) operating activities:

Profit before income tax	4165899	3660716

Adjustments for:
Depreciation on fixed assets	130241	119585
(Profit) / Loss on revaluation of investments	148532	70211
Amortisation of premium on held to maturity investments	76547	50141
(Profit) / loss on sale of fixed assets	(154)	832
Provision / charge for non performing assets	1164997	935236
Provision for standard assets and contingencies	426948	305158
Dividend from subsidiaries	(48304)	(42372)

	6064706	5099507

Adjustments for:
(Increase) / decrease in investments	(5254061)	(9992161)
(Increase) / decrease in advances	(15092464)	(18364046)
Increase / (decrease) in deposits	18755793	22436137
(Increase) / decrease in other assets	1001828	(718012)
Increase / (decrease) in other liabilities and provisions	(67565)	919400

	5408237	(619175)

Direct taxes paid (net of refunds)	(1258757)	(1049802)

Net cash flow from / (used in) operating activities	4149480	(1668977)

Cash flows used in investing activities:

Purchase of fixed assets	(161738)	(154688)
Proceeds from sale of fixed assets	1416	1824
Dividend from subsidiaries	48304	42372

Net cash flow used in investing activities	(112018)	(110492)

Cash flows from / (used in) financing activities:

Proceeds from issue of share capital, net of issue expenses	176010	184868
Redemption of Tier II capital bonds	(110500)	—
Increase / (decrease) in other borrowings	(803621)	2754341
Dividend paid during the period (including tax on dividend)	—	(654030)

Net cash flow from / (used in) financing activities	(738111)	2285179

Effect of exchange fluctuation on translation reserve	(14184)	21399

Net increase / (decrease) in cash and cash equivalents	3285167	527109

Cash and cash equivalents as at April 1st	8661872	8134763
Cash and cash equivalents as at the period end	11947039	8661872

3

The above financial results have been approved by the Board of Directors at its meeting held on April 17, 2021. The financial results for the quarter and year ended March 31, 2021 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified. The information presented above is extracted from the audited financial statements.

4

The Bank has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2021 and March 31, 2020.

5

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

6

The Reserve Bank of India (RBI), vide notification dated December 4, 2020, stated that in view of the ongoing stress and heightened uncertainty on account of COVID-19, banks should continue to conserve capital to support the economy and absorb losses. The notification also stated that in order to further strengthen the banks’ balance sheets, while at the same time support lending to the real economy, banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. The Bank did not declare final dividend for the financial year ended March 31, 2020.

Given that the current “second wave” has significantly increased the number of COVID-19 cases in India and uncertainty remains, the Board of Directors of the Bank, at its meeting held on April 17, 2021, has considered it prudent to currently not propose dividend for the financial year ended March 31, 2021. The Board shall reassess the position based on any further guidelines from the RBI in this regard.

7

During the quarter and year ended March 31, 2021, the Bank allotted 51,19,550 and 2,94,90,022 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

8

Consequent to the outbreak of the COVID-19 pandemic, the Indian government announced a lockdown in March 2020. Subsequently, the national lockdown was lifted by the government, but regional lockdowns continue to be implemented in areas with a significant number of COVID-19 cases.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The slowdown during the year led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. This may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic, including the current “second wave” that has significantly increased the number of cases in India, will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

9

In accordance with the COVID-19 Regulatory Packages announced by the RBI on March 27, 2020, April 17, 2020 and May 23, 2020, the Bank, in accordance with its board approved policy, offered a moratorium on the repayment of all instalments and / or interest, as applicable, due between March 1, 2020 and August 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In respect of such accounts that were granted moratorium, the asset classification remained standstill during the moratorium period.

The disclosures as required by RBI circular dated April 17, 2020 are given below:

Particulars	₹ in crore
Respective amounts in SMA/overdue categories, where the moratorium/deferment was extended, in terms of paragraph 2 and 3 of the circular (as of February 29, 2020) Term Loan Instalments: ₹11,805.09 crore Cash Credit / Overdraft: ₹4,063.48 crore	15,868.57
Respective amount where asset classification benefit is extended * Term Loan Instalments: ₹3,918.08 crore Cash Credit / Overdraft: ₹1,527.22 crore	5,445.30
Provisions made in terms of para 5 of the circular	620.00
Provisions adjusted against slippages in terms of paragraph 6 of the circular	—
Residual provisions as of March 31, 2021 in terms of paragraph 6 of the circular	620.00

*	as of March 31, 2021 in respect of such accounts.
10	Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 6, 2020 are given below.

₹ in crore except number of accounts

Type of Borrower	(A) Number of accounts where resolution plan has been implemented under this window	(B) Exposure to accounts mentioned at (A) before implementation of the plan	(C) Of (B), aggregate amount of debt that was converted into other securities	(D) Additional funding sanctioned, if any, including between invocation of the plan and implementation	(E) Increase in provisions on account of the implementation of the resolution
Personal Loans	287,487	5,456.00	—	—	545.60
Corporate persons	1,453	444.74	—	—	44.47
Of which, MSMEs	64	27.08	—	—	2.71
Others	47,080	607.63	—	—	60.76

Total	336,020	6,508.37	—	—	650.83

11

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), had directed banks that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Accordingly, the Bank did not classify any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020.

If the Bank had classified borrower accounts as NPA after August 31, 2020, the Bank’s proforma Gross NPA ratio and proforma Net NPA ratio at December 31, 2020 would have been 1.38% and 0.40% respectively. Pending disposal of the case, the Bank, as a matter of prudence, had made in respect of these accounts a contingent provision, which was included in ‘Provisions (other than tax) and Contingencies’.

The interim order granted to not declare accounts as NPA stood vacated on March 23, 2021 vide the judgement of the Hon’ble SC in the matter of Small Scale Industrial Manufacturers Association vs. UOI & Ors. and other connected matters. In accordance with the instructions in paragraph 5 of the RBI circular dated April 07, 2021 issued in this connection, the Bank has continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

12

In accordance with the instructions in the aforesaid circular dated April 07, 2021, the Bank shall refund / adjust ‘interest on interest’ to all borrowers including those who had availed of working capital facilities during the moratorium period, irrespective of whether moratorium had been fully or partially availed, or not availed. Pursuant to these instructions, the methodology for calculation of the amount of such ‘interest on interest’ would be finalised by the Indian Banks Association (IBA) in consultation with other industry participants / bodies and is awaited as on the date of approval of these results. The Bank has however estimated the said amount and recognised a charge in its Profit and Loss Account for the year ended March 31, 2021.

13

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

14

Other operating expenses include commission paid to sales agents of ₹864.27 crore (previous period: ₹856.17 crore) and ₹2,611.72 crore (previous year: ₹3,154.21 crore) for the quarter and year ended March 31, 2021 respectively.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
16	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : April 17, 2021	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3260692	3185160	3179505	12855240	12218930
	a) Interest / discount on advances / bills	2589859	2530278	2591924	10229913	9907963
	b) Income on investments	618183	580793	507557	2321162	2057273
	c) Interest on balances with Reserve Bank of India and other inter bank funds	33169	58801	64128	241430	186877
	d) Others	19481	15288	15896	62735	66817
2	Other Income	830257	798713	649212	2733288	2487898
3	Total Income (1)+(2)	4090949	3983873	3828717	15588528	14706828
4	Interest Expended	1408324	1452268	1552857	5924759	6213743
5	Operating Expenses (i)+(ii)	980792	917980	886024	3500126	3303605
	i) Employees cost	357054	345628	337684	1367667	1292013
	ii) Other operating expenses	623738	572352	548340	2132459	2011592
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2389116	2370248	2438881	9424885	9517348
7	Operating Profit before Provisions and Contingencies (3)-(6)	1701833	1613625	1389836	6163643	5189480
8	Provisions (Other than tax) and Contingencies	575260	432305	421650	1884029	1369994
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1126573	1181320	968186	4279614	3819486
11	Tax Expense	282140	305301	238515	1093937	1089859
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	844433	876019	729671	3185677	2729627
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	844433	876019	729671	3185677	2729627
15	Less: Share of minority shareholders	1055	(914)	1649	2356	4231
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	843378	876933	728022	3183321	2725396
17	Paid up equity share capital (Face Value of ₹1/- each)	55128	55077	54833	55128	54833
18	Reserves excluding revaluation reserves				20925890	17581038
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	15.3	15.9	13.3	57.9	49.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	15.2	15.8	13.2	57.6	49.5

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lac)
Particulars		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited

1	Segment Revenue
a)	Treasury	803574	820190	690738	3233767	2655844
b)	Retail Banking	2761274	2781220	2821059	11021021	10799994
c)	Wholesale Banking	1472812	1432996	1527601	5715430	6113445
d)	Other Banking Operations	843566	784882	741753	2975969	2802822
e)	Unallocated	3082	—	153	3082	219
	Total	5884308	5819288	5781304	22949269	22372324
	Less: Inter Segment Revenue	1793359	1835415	1952587	7360741	7665496

	Income from Operations	4090949	3983873	3828717	15588528	14706828

2	Segment Results
a)	Treasury	243236	216936	108230	903050	346277
b)	Retail Banking	419239	150718	266747	1057480	1294246
c)	Wholesale Banking	446455	587538	381348	1743754	1412109
d)	Other Banking Operations	54205	268412	253286	734429	937233
e)	Unallocated	(36562)	(42284)	(41425)	(159099)	(170379)

	Total Profit Before Tax and Minority Interest	1126573	1181320	968186	4279614	3819486

3	Segment Assets
a)	Treasury	51964174	48454139	45724091	51964174	45724091
b)	Retail Banking	52199722	49769712	48427074	52199722	48427074
c)	Wholesale Banking	62873157	59703781	52056701	62873157	52056701
d)	Other Banking Operations	11975219	11899147	11081971	11975219	11081971
e)	Unallocated	938391	842758	793204	938391	793204

	Total	179950663	170669537	158083041	179950663	158083041

4	Segment Liabilities
a)	Treasury	7627660	7682004	10201209	7627660	10201209
b)	Retail Banking	109621782	105202071	90725810	109621782	90725810
c)	Wholesale Banking	33811531	30117038	31762887	33811531	31762887
d)	Other Banking Operations	5177164	5169467	4940224	5177164	4940224
e)	Unallocated	2668232	2338725	2759376	2668232	2759376

	Total	158906369	150509305	140389506	158906369	140389506

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	44336514	40772135	35522882	44336514	35522882
b)	Retail Banking	(57422060)	(55432359)	(42298736)	(57422060)	(42298736)
c)	Wholesale Banking	29061626	29586743	20293814	29061626	20293814
d)	Other Banking Operations	6798055	6729680	6141747	6798055	6141747
e)	Unallocated	(1729841)	(1495967)	(1966172)	(1729841)	(1966172)

	Total	21044294	20160232	17693535	21044294	17693535

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at March 31, 2021 is given below:

		(₹ in lac)
Particulars	As at 31.03.2021	As at 31.03.2020
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55128	54833
Reserves and Surplus	20925890	17581038
Minority Interest	63276	57664
Deposits	133372087	114620714
Borrowings	17769675	18683431
Other Liabilities and Provisions	7764607	7085361

Total	179950663	158083041

ASSETS
Cash and balances with Reserve Bank of India	9737035	7221100
Balances with Banks and Money at Call and Short notice	2390216	1572910
Investments	43882311	38930495
Advances	118528352	104367088
Fixed Assets	509956	462685
Other Assets	4902793	5528763

Total	179950663	158083041

2	Consolidated Statement of Cash flow as at March 31, 2021 is given below:

	(₹ in lac)
Particulars	Year ended
	31.03.2021	31.03.2020
	Audited	Audited
Cash flows from / (used in) operating activities:

Consolidated profit before income tax	4277258	3815255

Adjustment for:
Depreciation on fixed assets	138501	127677
(Profit) / Loss on revaluation of investments	148532	70211
Amortisation of premium on held to maturity investments	76547	50141
(Profit) / loss on sale of fixed assets	29	819
Provision / charge for non performing assets	1392701	1106571
Provision for standard assets and contingencies	528307	305743

	6561875	5476417

Adjustments for:
(Increase) / decrease in investments	(5015664)	(10107010)
(Increase) / decrease in advances	(15568107)	(18550036)
Increase / (decrease) in deposits	18751374	22370446
(Increase) / decrease in other assets	830768	(724976)
Increase / (decrease) in other liabilities and provisions	(10455)	935987

	5549791	(599172)

Direct taxes paid (net of refunds)	(1302145)	(1087737)

Net cash flow from / (used in) operating activities	4247646	(1686909)

Cash flows used in investing activities:

Purchase of fixed assets	(169615)	(163587)
Proceeds from sale of fixed assets	1528	1895

Net cash flow used in investing activities	(168087)	(161692)

Cash flows from / (used in) financing activities:

Increase in minority interest	5612	7485
Proceeds from issue of share capital, net of issue expenses	176010	184868
Proceeds from issue of Tier I and Tier II capital bonds	35650	74350
Redemption of Tier II capital bonds	(110500)	—
Increase / (decrease) in other borrowings	(838907)	2835804
Dividend paid during the period (including tax on dividend)	—	(663059)

Net cash flow from / (used in) financing activities	(732135)	2439448

Effect of exchange fluctuation on translation reserve	(14183)	21399

Net increase / (decrease) in cash and cash equivalents	3333241	612246

Cash and cash equivalents as at April 1st	8794010	8181764
Cash and cash equivalents as at the period end	12127251	8794010

3

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on April 17, 2021. The financial results for the quarter and year ended March 31, 2021 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified.

4

The Group has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2021 and March 31, 2020.

5

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

6

Consequent to the outbreak of the COVID-19 pandemic, the Indian government announced a lockdown in March 2020. Subsequently, the national lockdown was lifted by the government, but regional lockdowns continue to be implemented in areas with a significant number of COVID-19 cases.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The slowdown during the year led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts. This may lead to a rise in the number of customer defaults and consequently an increase in provisions thereagainst. The extent to which the COVID-19 pandemic, including the current “second wave” that has significantly increased the number of cases in India, will continue to impact the Group’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

7

In accordance with the COVID-19 Regulatory Packages announced by the RBI on March 27, 2020, April 17, 2020 and May 23, 2020, the Group, in accordance with its board approved policy, offered a moratorium on the repayment of all instalments and / or interest, as applicable, due between March 1, 2020 and August 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In respect of such accounts that were granted moratorium, the asset classification remained standstill during the moratorium period.

8

The Honourable Supreme Court of India (Hon’ble SC), in a public interest litigation (Gajendra Sharma Vs. Union of India & Anr), vide an interim order dated September 03, 2020 (“Interim Order”), had directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders. Accordingly, the Group did not classify any account which was not NPA as of August 31, 2020 as per the RBI IRAC norms, as NPA after August 31, 2020.

The interim order granted to not declare accounts as NPA stood vacated on March 23, 2021 vide the judgement of the Hon’ble SC in the matter of Small Scale Industrial Manufacturers Association vs. UOI & Ors. and other connected matters. In accordance with the instructions in paragraph 5 of the RBI circular dated April 07, 2021 issued in this connection, the Group has continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

9

In accordance with the instructions in the aforesaid circular dated April 07, 2021, the Group shall refund / adjust ‘interest on interest’ to all borrowers including those who had availed of working capital facilities during the moratorium period, irrespective of whether moratorium had been fully or partially availed, or not availed. Pursuant to these instructions, the methodology for calculation of the amount of such ‘interest on interest’ would be finalised by the Indian Banks Association (IBA) in consultation with other industry participants / bodies and is awaited as on the date of approval of these results. The Group has however estimated the said amount and recognised a charge in its Profit and Loss Account for the year ended March 31, 2021.

10

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
12	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : April 17, 2021	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and full year ended March 31, 2021, at their meeting held in Mumbai on Saturday, April 17, 2021. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2021

The Bank’s net revenues (net interest income plus other income) increased by 16.4% to ₹ 24,714.1 crore for the quarter ended March 31, 2021 from ₹ 21,236.6 crore for the quarter ended March 31, 2020. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2021 grew by 12.6% to ₹ 17,120.2 crore from ₹ 15,204.1 crore for the quarter ended March 31, 2020, driven by advances growth of 14.0%, and a core net interest margin of 4.2%. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 138%, well above the regulatory requirement.

Other income (non-interest revenue) at ₹ 7,593.9 crore was 30.7% of net revenues for the quarter ended March 31, 2021 and grew by 25.9% over ₹ 6,032.6 crore in the corresponding quarter ended March 31, 2020. The four components of other income for the quarter ended March 31, 2021 were fees & commissions of ₹ 5,023.3 crore (₹ 4,200.8 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 879.3 crore (₹ 500.8 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 655.1 crore (gain of ₹ 565.3 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,036.2 crore (₹ 765.7 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended March 31, 2021 were ₹ 9,181.3 crore, an increase of 10.9% over ₹ 8,277.8 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 37.2% as against 39.0% for the corresponding quarter ended March 31, 2020.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Pre-provision Operating Profit (PPOP) at ₹ 15,532.8 crore grew by 19.9% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended March 31, 2021 were ₹ 4,693.7 crore (including a build of approximately ₹ 1,300 crore in contingent provisions) as against ₹ 3,784.5 crore for the quarter ended March 31, 2020.

The total credit cost ratio was at 1.64%, as compared to 1.25% for the quarter ending December 31, 2020 and 1.51% for the quarter ending March 31, 2020.

Profit before tax (PBT) for the quarter ended March 31, 2021 at ₹ 10,839.1 crore grew by 18.1% over corresponding quarter of the previous year. After providing ₹ 2,652.6 crore for taxation, the Bank earned a net profit of ₹ 8,186.5 crore, an increase of 18.2% over the quarter ended March 31, 2020.

Balance Sheet: As of March 31, 2021

Total balance sheet size as of March 31, 2021 was ₹ 1,746,871 crore as against ₹ 1,530,511 crore as of March 31, 2020, a growth of 14.1%.

Total deposits as of March 31, 2021 were ₹ 1,335,060 crore, an increase of 16.3% over March 31, 2020. CASA deposits grew by 27.0% with savings account deposits at ₹ 403,500 crore and current account deposits at ₹ 212,182 crore. Time deposits were at ₹ 719,378 crore, an increase of 8.5% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 46.1% of total deposits as of March 31, 2021.

Total advances as of March 31, 2021 were ₹ 1,132,837 crore, an increase of 14.0% over March 31, 2020. Domestic advances grew by 14.1% over March 31, 2020. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 6.7% and domestic wholesale loans grew by 21.7%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 47:53. Overseas advances constituted 3% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Profit & Loss Account: Year ended March 31, 2021

For the year ended March 31, 2021, the Bank earned a total income of ₹ 146,063.1 crore as against ₹ 138,073.5 crore for the year ended March 31, 2020. Net revenues (net interest income plus other income) for the year ended March 31, 2021 were ₹ 90,084.5 crore, as against ₹ 79,447.1 crore for the year ended March 31, 2020. The core net interest margin for the year ended March 31, 2021 was 4.2%. The cost to income ratio for the year ended March 31, 2021 was at 36.3%, as against 38.6% for the year ended March 31, 2020. Net profit for the year ended March 31, 2021 was ₹ 31,116.5 crore, up 18.5% over the year ended March 31, 2020.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.8% as on March 31, 2021 (18.5% as on March 31, 2020) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.6% as of March 31, 2021 compared to 17.2% as of March 31, 2020. Common Equity Tier 1 Capital ratio was at 16.9% as of March 31, 2021. Risk-weighted Assets were at ₹ 1,131,144 crore (as against ₹ 994,716 crore as at March 31, 2020).

NETWORK

As of March 31, 2021, the Bank’s distribution network was at 5,608 branches and 16,087 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,902 cities / towns as against 5,254 branches and 14,901 ATMs / CDMs across 2,803 cities / towns as of March 31, 2020. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,756 business correspondents, which are primarily manned by Common Service Centres (CSC) as against 5,541 business correspondents as of March 31, 2020. Number of employees were at 120,093 as of March 31, 2021 (as against 116,971 as of March 31, 2020).

ASSET QUALITY

The Honourable Supreme Court of India, in a public interest litigation (Gajendra Sharma Vs Union of India & Anr), vide an interim order dated September 3, 2020, directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as such until further orders. Pursuant to the said interim order, accounts that would have otherwise been classified as NPA had not been classified as NPA. However, the Bank as a matter of prudence made contingent provisions in respect of these accounts during the quarters ended September 30, 2020 and December 31, 2020 (proforma approach). The interim order granted to not declare accounts as NPA stood vacated on March 23, 2021 vide the judgement of the Honourable Supreme Court in the matter of Small Scale Industrial Manufacturers Association vs UOI & Ors. and other connected matters. In accordance with the instructions in paragraph 5 of the RBI circular dated April 7, 2021 issued in this connection, the Bank has continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Gross non-performing assets were at 1.32% of gross advances as on March 31, 2021, as against 1.38% (proforma approach) as on December 31, 2020 and 1.26% as on March 31, 2020. Net non-performing assets were at 0.40% of net advances as on March 31, 2021.

The Bank also continues to hold provisions as on March 31, 2021 against the potential impact of COVID-19 based on the information available at this point in time and the same are in excess of the RBI prescribed norms. The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 5,861 crore as on March 31, 2021. Total provisions (comprising specific, floating, contingent and general provisions) were 153% of the gross non-performing loans as on March 31, 2021.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2021, the Bank held 96.3% stake in HSL.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For the quarter ended March 31, 2021, HSL’s total income was ₹ 439.1 crore as against ₹ 299.9 crore for the quarter ended March 31, 2020. Profit after tax for the quarter was ₹ 253.1 crore, as against ₹ 157.0 crore for the quarter ended March 31, 2020.

As on March 31, 2021, HSL had 216 branches across 159 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on March 31, 2021, the Bank held 95.1% stake in HDBFSL.

The total loan book was ₹ 58,947 crore as on March 31, 2021 as against ₹ 55,930 crore as on March 31, 2020. Liquidity coverage ratio was healthy at 265%, well above the regulatory requirement.

For the quarter ended March 31, 2021, HDBFSL’s net interest income grew by 15.4% to ₹ 1,252.0 crore as against ₹ 1,084.5 crore for the quarter ended March 31, 2020. Pre-provision Operating Profit (PPOP) at ₹ 989.4 crore grew by 20.2% over the corresponding quarter of the previous year and by 32.2% over quarter ended December 31, 2020.

Provisions and contingencies for the quarter were at ₹ 613.1 crore as against ₹ 392.5 for the quarter ended March 31, 2020. Profit after tax for the quarter ended March 31, 2021 was ₹ 284.6 crore compared to ₹ 341.7 crore for the quarter ended March 31, 2020.

Profit after tax for the year ended March 31, 2021 was ₹ 502.8 crore compared to ₹ 1,036.9 crore for the year ended March 31, 2020.

As on March 31, 2021, Gross NPA based on the approach used for NBFCs was 3.9% as against 3.5% on March 31, 2020 and 5.9% (proforma approach) as on December 31, 2020.

Total CAR was at 19.0% with Tier-I CAR at 14.3%. As on March 31, 2021, HDBFSL had 1,319 branches across 959 cities / towns.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended March 31, 2021 was ₹ 8,434 crore, up 15.8%, over the quarter ended March 31, 2020. Consolidated advances grew by 13.6% from ₹ 1,043,671 crore as on March 31, 2020 to ₹ 1,185,284 crore as on March 31, 2021.

The consolidated net profit for the year ended March 31, 2021 was ₹ 31,833 crore, up 16.8% over the year ended March 31, 2020.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Rajiv Banerjee

Vertical Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91-22-6652 1307 (D) / 6652 1000 (B)

Mobile: +91 9920454102

rajivshiv.banerjee@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91-22-6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com